Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-140859

May 1, 2008

The Dow Chemical Company

5.700% Notes Due 2018

Issuer:	The Dow Chemical Company

Title of Securities:	Senior Unsecured Notes

Aggregate Principal Amount Offered:	$800,000,000

Maturity Date:	May 15, 2018

Trade Date:	May 1, 2008

Settlement Date (T+3):	May 6, 2008

Coupon (Interest Rate):	5.700% per annum

Price to Public (Issue Price):	99.553% of principal amount

Yield to Maturity:	5.759%

Benchmark Treasury:	UST 3.5% due February 15, 2018

Benchmark Treasury Price and Yield:	97-28+; 3.759%

Spread to Benchmark Treasury:	2.00% (200 basis points)

Interest Payment Dates:	Semi-annually on May 15 and November 15, beginning on November 15, 2008

Day Count Convention:	30 / 360

Optional Redemption:	The Notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.300% (30 basis points), plus (B) accrued interest to the redemption date.

Change of Control:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated May 1, 2008 relating to the Notes).

CUSIP Number:	260543 BV4

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Greenwich Capital Markets, Inc. and HSBC Securities (USA) Inc.

Senior Co-Managers:	Citigroup Global Markets Inc., Banc of America Securities LLC and Mizuho Securities USA Inc.

Co-Managers:	BNP Paribas Securities Corp., Fortis Securities LLC, KBC Financial Products USA Inc., Mitsubishi UFJ Securities International plc and Santander Investment Securities Inc.

Type of Offering:	SEC registered (No. 333-140859)

Listing:	None

Long-term Debt Ratings:	Moody’s: A3 (Negative Outlook); S&P, A- (Stable); Fitch: A- (Stable)

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Greenwich Capital Markets, Inc. toll free at 1-866-884-2071 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.

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